SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BRASIL TELECOM S.A.
(Name of Subject Company)

BRASIL TELECOM S.A.
(Name of Person(s) Filing Statement)

Preferred Shares, without par value, and
American Depositary Shares, each representing three Preferred Shares
(Title of Class of Securities)

10553M101
(CUSIP Number of American Depositary Shares)

Paulo Narcélio Simões Amaral
Financial Executive Officer
SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
Tel: +55-61 3415-1140
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Mark F. McElreath
Alston & Bird LLP
90 Park Ave.
New York, New York 10016
Tel: 212-210-9595

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Schedule 14D-9 relates to the offer by COPART 2 Participações S.A., or COPART 2, a sociedade anônima organized under the laws of the Federative Republic of Brazil and a wholly-owned indirect subsidiary of Telemar Norte Leste S.A., or Telemar, which is a sociedade anônima organized under the laws of the Federative Republic of Brazil and a subsidiary of Tele Norte Leste Participações S.A., or TNL, a sociedade anônima organized under the laws of the Federative Republic of Brazil (collectively, the Offerors), to purchase up to 13,366,365 preferred shares, without par value, including preferred shares represented by American Depositary Shares, or ADSs (collectively, the Securities), of Brasil Telecom S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, referred to as Brasil Telecom or the Company, other than preferred shares owned directly or indirectly by the Offerors, the controlling shareholders of Brasil Telecom Participações S.A., or Brasil Telecom Holding, or any of their affiliates, at a price of R$23.42 per preferred share (for reference, equivalent to approximately U.S.$43.58 per ADS based on (i) one ADS representing three preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasilia time (6:00 p.m., New York City time) on June 17, 2008, which was U.S.$1.00=R$1.6123) in cash, net of stock exchange and settlement fees described in the Offer to Purchase dated June 19, 2008, any applicable brokerage fees or commissions, and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission, or the SEC, on June 19, 2008.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Brasil Telecom S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Brasil Telecom. The address of the principal executive offices of Brasil Telecom is SIA/Sul, ASP, Lote D, Bloco B — 71215-000 — Setor de Indústria e Abastecimento, Brasília, DF, Brazil, and the telephone number is +55 61 3415-1140.

The title of the class of equity securities to which this Schedule 14D-9 relates is preferred shares, without par value, including preferred shares represented by American Depositary Shares, or ADSs. As of June 26, 2008, 297,780,717 preferred shares were outstanding, including 32,166,963 preferred shares represented by ADSs.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by Brasil Telecom, the subject company. Brasil Telecom’s parent company is Brasil Telecom Participações S.A., or Brasil Telecom Holding. Brasil Telecom’s business address and telephone number are set forth in Item 1 above.

This Schedule 14D-9 relates to a tender offer by the Offerors to purchase up to 13,366,365 preferred shares, without par value, including preferred shares represented by ADSs, at a price of R$23.42 per preferred share (for reference, equivalent to approximately U.S.$43.58 per ADS). The offer to purchase preferred shares of Brasil Telecom is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the Schedule TO), which was filed with the SEC on June 19, 2008. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is Rua General Polidoro, 99, 5th floor, Botafogo, Rio de Janeiro, RJ, Brazil 22280-004, and the telephone number is +55 21 3131-1208.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Item 3, on the date of the filing of this Schedule 14D-9, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Offerors, their officers, directors and affiliates, on the one hand, and Brasil Telecom and its officers, directors and affiliates, on the other.

According to the disclosures set forth in the Offer to Purchase, as of June 17, 2008, COPART 2 owned 45,590,200 preferred shares, representing 14.6% of the total number of Brasil Telecom’s preferred shares, and 8.1% of the total number of Brasil Telecom’s common shares and preferred shares. In addition, (1) BNDES Participações S.A. — BNDESPar, or BNDESPAR, one of the controlling shareholders of Telemar Participações S.A., or TmarPart, a holding company whose primary asset is its equity interest in TNL, owned 3,481,064 preferred shares, representing 1.1% of the total number of Brasil Telecom’s preferred shares, and 0.6% of the total number of

Brasil Telecom’s common shares and preferred shares, and (2) João Carlos de Almeida Gaspar, one of the directors of Telemar, owned 1,256 common shares of Brasil Telecom and 19,666 preferred shares.

To the best of our knowledge, each of TNL, TmarPart, BNDES Participações S.A. — BNDESPar, or BNDESPar, Fiago Participações S.A., or Fiago, L.F. Tel S.A., or L.F. Tel, AG Telecom Participações S.A., or AG TelPart and Fundação Atlântico de Seguridade Social, or FASS, and the directors and executive officers of COPART 2, Telemar, TNL, TmarPart, BNDESPar, Fiago, L.F. Tel, AG TelPart and FASS are deemed to be beneficial owners of the common and preferred shares of Brasil Telecom owned by COPART 2 pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. To the knowledge of Brasil Telecom, other than as set forth in the preceding paragraph, none of COPART 2, Telemar, TNL, TmarPart, BNDESPar, Fiago, L.F. Tel, AG TelPart, or FASS, nor any of the directors or executive officers of COPART 2, Telemar, TNL, TmarPart, BNDESPar, Fiago, L.F. Tel, AG TelPart, or FASS, beneficially owns any preferred shares.

In April 2008, João Carlos de Almeida Gaspar was elected as an alternate member of the board of directors of Brasil Telecom. He declined to serve in this position prior to his participation in any meetings of the board of directors of Brasil Telecom in order to be eligible to be considered for election as a member of the board of directors of Telemar.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company

Brasil Telecom expresses no opinion and remains neutral with respect to the tender offer. In determining that Brasil Telecom would express no opinion and would remain neutral with respect to the tender offer, the Company noted that Brazilian law, which governs the duties and obligations of Brasil Telecom’s Board of Directors, does not impose any obligation on Brasil Telecom or Brasil Telecom’s Board of Directors to make any statement or recommendation in connection with the tender offer.

The Company has not made a determination whether the tender offer is fair to or in the best interests of the Company’s shareholders and is not making a recommendation regarding whether the Company’s shareholders should accept the tender offer and tender their preferred shares, and if so how many shares to tender, or reject the tender offer and not tender their preferred shares. The Company believes that a shareholder’s decision on whether or not to tender shares in the tender offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Company believes that each shareholder should review the tender offer, consult with such holder’s financial, tax and accounting advisors and make an independent determination.

Intent to Tender

As of June 27, 2008, of Brasil Telecom’s directors, officers and members of its fiscal council, only Alberto Ribeiro Guth, Antonio Cardoso dos Santos, Elemér André Surányi, Gustavo Pinheiro Gonçalves, Henrique Jäger, Kevin Michael Altit, Pedro Paulo Elejalde de Campos, Renato Carvalho do Nascimento, Sérgio Spinelli Silva Júnior and Manuel Moreira Giesteira Filho own preferred shares. Mr. Guth owns one preferred share, Mr. Santos owns 77,394 preferred shares, Mr. Surányi owns one preferred share, Mr. Gonçalves owns one preferred share, Mr. Jäger owns one preferred share, Mr. Altit owns one preferred share, Mr. Campos owns one preferred share, Mr. Nascimento owns one preferred share, Mr. Silva Júnior owns one preferred share and Mr. Giesteira Filho owns 11,878 preferred shares. To the best of its knowledge, Brasil Telecom is not aware of whether any of the above directors or officers intend to tender such preferred shares in the tender offer and is not aware of any recommendations made by such persons.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither Brasil Telecom nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Preferred Shares (including Preferred Shares represented by ADSs) on Brasil Telecom’s behalf with respect to the tender offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than as set forth below, to the Company’s knowledge, no transactions in the preferred shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

On May 06th, 2008, Manuel Moreira Giesteira, effective member of the fiscal Council, bought 200 preferred shares through the Broker Finabank Corretora, at the market price of R$18.29 per share, totaling the amount transaction of R$3,658.00.

On May 16th, 2008, Lucia Maria Martins dos Santos, wife of Mr. Antonio Cardoso dos Santos, effective member of the Board of Directors, sold 72 preferred shares through the Broker Bradesco Corretora, at the market price of R$19.06 per share, totaling the amount transaction of R$1,372.69.

On May 30th, 2008, Manuel Moreira Giesteira, effective member of the fiscal Council, bought 9 preferred shares through the Broker Finabank Corretora, at the market price of R$20.25 per share, totaling the amount transaction of R$128.25.

On June 5th, 2008, Antonio Cardoso dos Santos, effective member of the Board of Directors, sold 1,000 preferred shares through the Broker Àgora Investimentos, at the market price of R$19.97 per share, totaling the amount transaction of R$19,971.95.

On June 12th, 2008, Antonio Cardoso dos Santos, effective member of the Board of Directors, sold 873 preferred shares through the Broker Bradesco Corretora, at the market price of R$19.96 per share, totaling the amount transaction of R$17,425.58.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Brasil Telecom is not undertaking or engaged in any negotiations in response to the tender offer which relate to (i) a tender offer or other acquisition of Brasil Telecom’s securities by Brasil Telecom, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Brasil Telecom, or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Brasil Telecom or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Brasil Telecom. There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the tender offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

Not applicable

ITEM 9.	EXHIBITS.

(a) Not applicable.

(e) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASIL TELECOM S.A.

/s/ Ricardo Knoepfelmacher
Ricardo Knoepfelmacher
Chief Executive Officer

Dated: July 3, 2008

/s/ Paulo Narcélio Simões Amaral
Paulo Narcélio Simões Amaral
Chief Financial Officer and Investor Relations Officer

Dated: July 3, 2008

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